Exhibit 99(a)(1)(C)

TP FLEXIBLE INCOME FUND, INC.

THIS IS NOTIFICATION OF THE SECOND SPECIAL REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

September 6, 2019

Dear Stockholder:

TP Flexible Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), is offering to purchase for cash up to 402,917.5 of its shares of Class A common stock, par value $0.001 per share (the “Shares”), subject to the Shareholder Cap described below. The Offer is for cash at a price equal to the net asset value per Share determined as of October 8, 2019 (the ”Purchase Price”). For example, the Company’s NAV per share as of June 27, 2019 was $9.93. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer is being made only to persons who were stockholders of Triton Pacific Investment Corporation, Inc. (“TPIC”) on March 15, 2019, the date of TPIC’s Annual Meeting of Stockholders (the “Eligible Stockholders”) and is limited to the Shares held by those Eligible Stockholders as of that date. The Offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the ”Offer”).

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE NET ASSET VALUE PER SHARE DETERMINED AS OF OCTOBER 8, 2019, PLEASE DISREGARD THIS NOTICE.

On August 10, 2018, we (in our capacity as TPIC entered into an agreement and plan of merger with Pathway Capital Opportunity Fund, Inc. (“PWAY”) pursuant to which PWAY merged with and into TPIC and, as the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.). The agreement and plan of merger was amended and restated effective February 12, 2019. TPIC’s board of directors and PWAY’s board of directors each approved the Merger and the Merger Agreement. The Merger and the Merger Agreement were also approved by TPIC’s stockholders at their annual meeting of stockholders held on March 15, 2019 (the “Annual Meeting”), and by PWAY’s stockholders at a special meeting of stockholders also held on March 15, 2019. The Merger was completed on March 31, 2019.

At the Annual Meeting, in addition to approving the Merger, TPIC’s stockholders also approved the reduction of the asset coverage ratio applicable to the Company from 200% to 150%. The Small Business Credit Availability Act (the “SBCAA”) requires the Company to extend to its stockholders as of March 15, 2019, the date of the Annual Meeting (the “Stockholder Vote Date”) an offer to repurchase the Shares held by those stockholder as of the Stockholder Vote Date, with 25% of those Shares to be repurchased in each of the four calendar quarters following the calendar quarter in which the approval was obtained. As a result, only Eligible Stockholders (persons who were stockholders of TPIC as of the Stockholder Vote Date) are eligible to participate in this Offer and the Offer is limited to the Shares held by those Eligible Stockholders as of that date. PWAY stockholders who became our stockholders in connection with the Merger will not be eligible to participate in this Offer. In addition, shares of our common stock acquired after the Stockholder Vote Date will not be eligible for repurchase in this Offer. The Offer is the second opportunity for the Eligible Stockholders to have a portion of their Shares repurchased by the Company in accordance with the terms of the SBCAA.  The first opportunity for the Company’s stockholders to have a portion of their Shares repurchased by the Company expired on June 24, 2019 (the “First Quarterly Offer”).

The Company is offering to repurchase up to 25% of each Eligible Stockholder’s total number of Shares held as of March 15, 2019 (the “Stockholder Cap”). The Company is not required to repurchase any tendered Shares in excess of the Stockholder Cap.  Therefore, the greatest number of Shares that the Company will repurchase is 402,917.5 Shares, which represents 25% of the issued and outstanding Shares as of March 15, 2019 (the “Company Cap”). In accordance with the SBCAA, the Company completed the First Quarterly Offer on June 24, 2019 and expects to commence additional tender offers in the fourth quarter of 2019 and the first quarter of 2020 (the “Future Tender Offers”). The Company expects that the Future Tender Offers will be on substantially similar terms and conditions as this Offer (with the Future Tender Offers being made at the net asset value per share determined by the Board of Directors of the Company following the completion of each of those Future Tender Offers).

If you would like to tender your Shares for repurchase at Company’s NAV per Share determined as of October 8, 2019, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated September 6, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the Share Repurchase Package carefully as they contain important information about the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and incorporated by reference herein. The Share Repurchase Package is filed with the Securities and Exchange Commission and may be obtained free of charge at www.sec.gov. Additionally, requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.flexbdc.com

Our phone number:	(212) 448-0702.

Our mailing address:	TP Flexible Income Fund, Inc. 10 East 40th Street, 42nd Floor New York, New York 10016

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated September 6, 2019, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.

If you would like to tender a portion or all of your Shares for repurchase at the net asset value per Share determined as of October 8, 2019, please complete the Letter of Transmittal included with the Share Repurchase Package and return it to the Company at the address below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 402,917.5 Shares, as further limited by the Shareholder Cap, and only from Eligible Shareholders.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on October 4, 2019.

For delivery by regular mail, registered, certified or express mail, by overnight courier or by personal delivery:

TP Flexible Income Fund, Inc.

c/o Phoenix American Financial Services, Inc.

2401 Kerner Blvd.

San Rafael, CA 94901

If you have any questions, please call your financial advisor or call the Company at (844) 374-1794.

Sincerely,

M. Grier Eliasek

President and Chief Executive Officer
TP Flexible Income Fund, Inc.